UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13G/A*
            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)**

                  INDEPENDENT BANKSHARES, INC.
                        (Name of Issuer)

             Common Stock, par value $0.25 per share
                 (Title of Class of Securities)

                           453841 20 7
                         (CUSIP Number)

                        December 31, 1999
     (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

* A previous report on Schedule 13G was filed on December 8, 1999. This Schedule 13G/A supplements and replaces such originally filed Schedule 13G.

**   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 453841 20 7             13G/A

(1)  Name of Reporting Person              Dodge Jones Foundation
     I.R.S. Identification No. of Above Person
       (entities only)                                 75-6006386
-----------------------------------------------------------------

(2)  Check the Appropriate Box if a                     (a)  [  ]
     Member of a Group*                                 (b)  [  ]
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(3)  SEC Use Only
-----------------------------------------------------------------

(4)  Citizenship                      Texas nonprofit corporation
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                147,318
-----------------------------------------------------------------

                    (6)  Shared Voting Power                    0
-----------------------------------------------------------------

                    (7)  Sole Dispositive Power           147,318
-----------------------------------------------------------------

                    (8)  Shared Dispositive Power               0
-----------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned                  147,318
     by Each Reporting Person
-----------------------------------------------------------------

(10) Check if the Aggregate Amount in
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------

(11) Percent of Class Represented by                         6.5%
     Amount in Row (9)
-----------------------------------------------------------------

(12) Type of Reporting Person*                                 CO
-----------------------------------------------------------------

*    SEE INSTRUCTIONS

CUSIP NO.  453841 20 7        13G/A


Item 1(a).          Name of issuer:

                    Independent Bankshares, Inc. (the "Issuer")

Item 1(b).          Address of Issuer's principal executive
                    offices:

                    547 Chestnut Street, Abilene, Texas 79602

Item 2(a).          Name of person filing:

                    Dodge Jones Foundation (the "Reporting
                    Person")

Item 2(b). Address of principal business office or, if none, residence:

                    400 Pine Street, Suite 900, Abilene, Texas 79601

Item 2(c).          Citizenship:

                    The Reporting Person is a private
                    nonprofit corporation organized under the laws of the State of Texas.

Item 2(d).          Title of class of securities:

                    Common Stock, $0.25 par value per share, of the Issuer.

Item 2(e).          CUSIP No.:

                    453841 20 7

Item 3.   If this statement is filed pursuant to Sections 13d-
          1(b), or 13d-2(b) or (c), check whether the person filing is a:

          (a)  [  ] Broker or dealer registered
                    under section 15 of the Act (15 U.S.C. 78o);

          (b)  [  ] Bank as defined in section
                    3(a)(6) of the Act (15 U.S.C. 78c);

          (c)  [  ] Insurance company as defined
                    in section 3(a)(19) of the Act (15 U.S.C.
                    78c);

CUSIP NO. 453841 20 7            13G/A

          (d)  [  ] Investment company registered
                    under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e)  [  ] An investment adviser in
                    accordance with 240.13d-1(b)(1)(ii)(E);

          (f)  [  ] An employee benefit plan or
                    endowment fund in accordance with
                    240.13d-1(b)(1)(ii)(F);

          (g)  [  ] A parent holding company or
                    control person in accordance with
                    240.13d-1(b)(ii)(G);

          (h)  [  ] A savings association as
                    defined in section 3(b) of the Federal
                    Deposit Insurance Act (12 U.S.C. 1813);

          (i)  [  ] A church plan that is excluded
                    from the definition of an investment company under section 3(c)(14) of the Investment
                    Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [  ] Group, in accordance with
                    240.13d-1(b)(1)(ii)(J)

           Not applicable.

Item 4.    Ownership:

          (a)  Amount beneficially owned:  147,318

          (b)  Percent of class:  6.5%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to
                    direct the vote:  147,318

              (ii)  shared power to vote or to direct the vote:  0

             (iii)  sole power to dispose or
                    to direct the disposition of:  147,318

              (iv)  shared power to dispose or to
                    direct the disposition of: 0

CUSIP NO.  453841 20 7         13G/A

Item 5.   Ownership of five percent or less of a class:

          Not Applicable.

Item 6. Ownership of more than five percent on behalf of another person:

          Not Applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

          Not Applicable.

Item 8. Identification and classification of members of the group:

          Not Applicable.

Item 9.   Notice of dissolution of group:

          Not Applicable.

Item 10.  Certifications:

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                    [Signature page follows]

CUSIP NO.  453841 20 7         13G/A

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Dated:  February 14, 2000

                              DODGE JONES FOUNDATION


                              By:       /s/JOSEPH EDWIN CANON
                                   ------------------------------
                                   Joseph Edwin Canon
                                   Executive Vice President


            ATTENTION:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (See 18 U.S.C.  1001)